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                                XCORPOREAL, INC.
                                11640 96A Avenue
                          Surrey, B.C., Canada V3V 2A1

                               formerly known as:
                               PACIFIC SPIRIT INC.

                         Commission File No.: 001-31608
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                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                         ------------------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement is being mailed on or about September 1, 2006, to the holders of record on September 1, 2006, of the shares of our common stock. It is being furnished in connection with the appointment of a certain individual to our board of directors without a meeting of the stockholders, resulting in a change in control of our company.

On August 31, 2006, we appointed Terren S. Peizer to our board of directors, effective immediately.

On August 31, 2006, we did the following:

    o Issued to Consolidated National, LLC, a California limited liability company (CNL), 9,600,000 shares of our common stock in exchange for CNL's contribution to our company of all of its right, title, and interest to the name "Xcorporeal" and related trademarks and domain names, and the right to enter into a License Agreement and Merger Agreement with National Quality Care, Inc., a Delaware corporation.

    o Filed the Certificate of Amendment to Articles of Incorporation, which changed our name from Pacific Spirit Inc. to Xcorporeal, Inc.

    o Accepted the resignation of Peter Sotola from the board, to be effective ten days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, and elected Terren S. Peizer as our new Chairman of the Board.
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These  transactions  are described in more detail in the Current  Report on Form
8-K filed on September 1, 2006 with the Securities and Exchange Commission.

No action was required by our stockholders to appoint Mr. Peizer to our board of directors, and no action is required by our stockholders to accept the resignation of Mr. Sotola. This Information Statement and the information contained herein are being transmitted to our stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder ten days prior to the date Mr. Peizer becomes the sole director.

Our principal executive office is currently located at 11640 96A Avenue, Surrey, B.C., Canada V3V 2A1. Our telephone number is (604) 760-1400.

                                VOTING SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. Our common stock is the only class of voting securities issued and outstanding. Each share of common stock is entitled to one vote. On August 31, 2006 (after the return to our treasury for cancellation of 3,420,000 shares of our common stock), there were 10,000,000 shares of our common stock issued and outstanding.

                          APPOINTMENT OF NEW DIRECTORS

Our board of directors currently consists of two members. Terren S. Peizer was designated by us effective August 31, 2006, and he will hold office until his successor is elected and qualified or until his death, resignation or removal. The resignation of our other director, Peter Sotola, will be effective ten days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, at which time our board will consist of Mr. Peizer.

                                CHANGE IN CONTROL

Mr. Peizer has accepted the appointment as a director, and ten days following the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, the resignation of Mr. Sotola will be effective. At that time, control of our board will have changed.

In connection with the contribution of certain of its assets to our company, we issued to Consolidated National, LLC an aggregate of 9,600,000 shares of our common stock representing 96% of our issued and outstanding capital stock. Our chairman is sole managing member of CNL.

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                        DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth information concerning our current executive officers and directors:

Name                           Age             Position
Terren S. Peizer               46              Director, Chairman of the Board
Peter Sotola                   48              President, Secretary, Treasurer,
                                               and Director


Terren S. Peizer was appointed as a Director and Chairman on August 31, 2006. From April 1999 to October 2003, Mr. Peizer served as Chief Executive Officer of Clearant, Inc., which he founded to develop and commercialize a universal pathogen inactivation technology. He served as Chairman of its board of directors from April 1999 to October 2004 and a Director until February 2005. From February 1997 to February 1999, Mr. Peizer served as President and Vice Chairman of Hollis-Eden Pharmaceuticals, Inc. In addition, from June 1999 through May 2003 he was a Director, and from June 1999 through December 2000 he was Chairman of the Board, of supercomputer designer and builder Cray Inc., and remains its largest beneficial stockholder. Mr. Peizer has been the largest beneficial stockholder and held various senior executive positions with several technology and biotech companies. In these capacities he has assisted the companies with assembling management teams, boards of directors and scientific advisory boards, formulating business and financial strategies, investor and public relations, and capital formation. Mr. Peizer has been a Director, Chairman of the Board and Chief Executive Officer of Hythiam, Inc., a healthcare services management company focused on delivering solutions for those suffering from alcoholism and other substance dependencies, since September 2003. Mr. Peizer has a background in venture capital, investing, mergers and acquisitions, corporate finance, and previously held senior executive positions with the investment banking firms Goldman Sachs, First Boston and Drexel Burnham Lambert. He received his B.S.E. in Finance from The Wharton School of Finance and Commerce.

Peter Sotola is the founder of our company. Mr. Sotola has been the President, Secretary, and Treasurer of Pacific Spirit since the company's inception in May 2001. Between 1987 and 1999, Mr. Sotola was an account executive at Georgia Pacific Securities, which has its principal offices in Vancouver, British Columbia, and engages in the business of buying and selling public securities. From 1999 to the present, Mr. Sotola has been engaged in providing business consulting services. He is expected to hold his position with our company until the next annual meeting of stockholders. Mr. Sotola educational experience includes attending the College of Hotel Management in Mareinbad, Czechoslovakia between 1976 and 1980. From 1980 to1982 he attended the Economic University in Prague, Czechoslovakia where he majored in economics and political science.

There are no family relationships among any of our directors, executive officers or key employees.

We have not entered into any employment agreements with our executive officers.

We have entered into a Director Agreement with Terren S. Peizer in connection with Mr. Peizer's appointment to the Board of Directors with respect to his capacity as Chairman of the Board. The agreement has an initial term of three
(3) years, and will be automatically renewed for an additional 1-year term unless either party provides notice of its intention not to renew. Our directors do not receive any compensation for services as directors. They are entitled to reimbursement for all reasonable business, travel, promotional and similar expenditures incurred in performance of obligations as directors. We have also entered into our standard form of Indemnification Agreement with Mr. Peizer.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the contribution of certain of its assets to our company, we issued to Consolidated National, LLC an aggregate of 9,600,000 shares of common stock. Terren S. Peizer, our Chairman, is managing member of CNL.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         We do not currently compensate our directors in cash for their service as members of our board of directors. We do reimburse directors for reasonable expenses in connection with attendance at board meetings.

         The   following   table  sets  forth   certain   annual  and  long-term
compensation paid to our Chief Executive Officer and our executive officers.

                           Summary Compensation Table

                                                                                  Long-Term
                                                                                Compensation        Securities
                                       Salary                Other Annual     Restricted Stock      Underlying         All Other
                           Fiscal     --------    Bonus      Compensation         Award(s)           Options         Compensation
Name & Principal Position    Year       ($)        ($)            ($)                ($)               (#)                ($)
-------------------------  ------     --------    -----      ------------     ----------------      ----------       ------------
Terren S. Peizer,           2006         0          0             0                  0                   0                 0
Chairman*
Peter Sotola, President,    2006         0          0            6,000               0                   0                 0
Secretary, Treasurer,
and Director*
                            2005         0          0            6,000               0                   0                 0
                            2004         0          0            3,000               0                   0                 0

* Effective August 31, 2006, Mr. Peizer was appointed as our Chairman of the Board. We have not yet entered into employment agreements with our officers and their compensation have not yet been determined by the Board of Directors.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of September 1, 2006 by: (i) each person whom we know beneficially owns more than 5% of our common stock, (ii) each of our directors, (iii) the executive officers named in the summary compensation table, and (iv) all such directors and executive officers as a group.

         Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

         In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 1, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

                                                                  Shares of Common Stock     Percent of Common Stock
Name                                                              Beneficially Owned (1)     Beneficially Owned (1)
----------------------------------------------------------        ----------------------     -----------------------
Consolidated National, LLC(2)                                              9,600,000(2)                96.0%
Peter Sotola                                                                       0                    0
All directors and executive officers as a group (3 persons)                9,600,000(2)                96.0%


Notes to Beneficial Ownership Table:

(1) Applicable percentage ownership is based on 10,000,000 shares of common stock outstanding at September 1, 2006. The number of shares of common stock owned are those "beneficially owned" as determined under the rules of Securities and Exchange Commission, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within sixty (60) days through exercise of any option, warrant or right.

(2) Our Chairman of the Board, Terren S. Peizer, is the sole managing member of CNL.



                      COMMITTEES OF THE BOARD OF DIRECTORS

We do not have standing audit, nominating or compensation committees of the board of directors, or committees performing similar functions, and therefore our entire board of directors performs such functions. We are not currently listed on any national exchange and are not required to maintain such committees by any self-regulatory agency. We do not believe it is necessary our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits each director to give sufficient time and attention to such matters to be involved in all decision making. All directors participate in the consideration of director nominees. We do not have a policy with regard to attendance at board meetings.

We do not have a policy with regard to consideration of nominations of directors. We accept nominations for directors from our security holders. There is no minimum qualification for a nominee to be considered by our directors. All of our directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility to the Company and its stockholders.

Security holders may send communications to our board of directors by writing to Xcorporeal, Inc., 11640 96A Avenue, Surrey, B.C., Canada V3V 2A1, attention Board of Directors or any specified director. Any correspondence receive at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

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


                                                XCORPOREAL, INC.,
                                                a Nevada corporation


Dated: September 1, 2006                        By: /s/ Peter Sotola
                                                --------------------
                                                Peter Sotola
                                                President




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